UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number  000-49757

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Reliance Bank Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Reliance Bancshares, Inc.
2170 W. Palmetto Street
Florence, South Carolina 29501

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits as of December 31, 2009 and 2008	2
Statement of changes in net assets available for benefits for the year ended December 31, 2009	3

NOTES TO FINANCIAL STATEMENTS	4 - 11

SUPPLEMENTAL SCHEDULE
Schedule of assets held for investment purposes at December 31, 2009	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees of First Reliance Bank
Employee Stock Ownership Plan
Florence, South Carolina

We have audited the accompanying statement of net assets available for benefits of First Reliance Bank Employee Stock Ownership Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Reliance Bank Employee Stock Ownership Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as of and for the year ended December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan's management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC
Columbia, South Carolina
June 25, 2010

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS
Investments at fair value:
Money market funds	$234,577	$308,565
Stable value fund	92,975	70,757
Common and collective trusts (at fair value)	1,016,588	645,974
First Reliance Bancshares, Inc. common stock	749,117	796,979

	2,093,257	1,822,275

Participant loans	87,492	98,065

Total investments	2,180,749	1,920,340

Contributions receivable:
Employer	5,052	5,377
Employee	14,645	16,863

Total contributions receivable	19,697	22,240

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,200,446	1,942,580

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,515)	611

NET ASSETS AVAILABLE FOR BENEFITS AT CONTRACT VALUE	$2,198,931	$1.943.191

See accountants’ opinion and notes to financial statements
which are an integral part of these statements.

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participants	$401,737
Employer	153,272
Interest and dividends	7,652
Total additions	562,661

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of assets	164,155
Benefits paid to participants	132,846
Administrative expenses	9,920
Total deductions	306,921

Net increase in net assets	255,740

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	1,943,191

END OF YEAR	$2,198,931

See accountants’ opinion and notes to financial statements
which are an integral part of these statements.

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of First Reliance Bank Employee Stock Ownership Plan (the Plan) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
First Reliance Bank (the "Company") established the Plan effective as of January 1, 2006.  The Plan is an Employee Stock Ownership Plan (ESOP) with 401(k) provisions covering substantially all employees of the Company with 90 days of service and who have attained the age of 18.  The ESOP portion of the Plan is discretionary and employees are eligible to participate after one year of employment.  The Board of Directors of the Company serves as trustees of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the United States Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure.  Reliance Trust Company serves as the custodian of the Plan.

Contributions
Each year, participants may elect to defer a portion of their compensation, as defined in the Plan, not to exceed maximum Internal Revenue Service (IRS) limitations of $16,500 and $15,500 for 2009 and 2008, respectively.  For participants age 50 or older, the IRS maximum contribution is $22,000 and $20,500 for 2009 and 2008, respectively.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Company makes a matching contribution of 50% of participants’ deferrals up to 6% of the participants’ compensation.  The Company may elect to make a discretionary contribution to the ESOP.  The percentage that each eligible employee receives is established annually.

Participant accounts
Each participant’s account is credited with the participant’s contribution, the Company's matching contribution, allocations of the Company's discretionary ESOP matching contributions, Plan earnings, and charged with an allocation of administrative expenses.  The Plan defines compensation as the total amount paid (W-2 wages) to the employee for services rendered to the Company, except for reimbursements or other expense allowances, fringe benefits (cash or noncash), moving expenses, deferred compensation and welfare benefits.  With limited exceptions, the Plan includes an employee's compensation only for the part of the Plan year in which he actually is a participant.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on a graduated schedule, or 25% per year.  A participant is 100% vested after four years of credited service.  Also, a participant will become 100% vested in his or her account balance on the date that he or she reaches the normal retirement age of 65 or becomes disabled or dies while still employed by the Company even if he or she would have a vested interest less than 100%.

Participant loans
Participants may borrow up to 50% of their vested account balance or $50,000, whichever is less.  The loan may not have a term exceeding 5 years except in cases where the loan is for the purchase of a primary residence.  The loan will charge a commercially reasonable interest rate.  Participants can borrow from their account once a year.

NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Payment of benefits
On termination of service due to death, disability, retirement, hardships, or other reasons, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Forfeited accounts
Under the Plan, participant forfeitures reduce the Company contributions for the Plan year in which the forfeitures occur.  For the year ended December 31, 2009, the Company contributions were reduced by $4,409 from forfeited nonvested accounts.

Participant investment options
The Plan currently offers sixteen different investment options for participants.  Investment options include money market accounts, Company stock, and other common and collective trusts to include a stable value fund.  Participants may change their investment allocations on a daily basis.

Voting of Company stock
Participants who are vested in the stock of the Company are allowed to exercise voting rights.  Each participant is entitled to direct the Trustee in the manner in which to exercise voting rights attributable to shares of the Company's stock allocated to his or her account.

Risks and uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Plan are as follows:

Basis of accounting
The accrual basis of accounting has been used in preparing the financial statements of the Plan, with the exception of benefits which are recorded when paid,  in accordance with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Valuation and income recognition
The Plan's investments are stated at fair value.  Shares in common/collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable value funds) are reported at the fair value of the underlying investments and then adjusted to contract value as reported to the Plan by the issuer.  The fair value of the stable asset fund is based on discounting the related cash flows of the underlying guaranteed investment contracts and fully benefit-responsive synthetic investment contracts based on current yields of similar instruments with comparable durations.

Net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits.  Cash and common and collective trust investments are maintained by the custodian and restricted for Plan benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Plan assets include investments in mutual funds through a common collective trust (the CCT).  The CCT's contract value is a relevant measurement attribute since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Fully benefit-responsive investment contract
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan contains a common/collective trust that invests in fully benefit-responsive investment contracts. Contract value of the common/collective trust is the total cost of the investment (amount paid at the time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest. The Statements of Net Assets Available for Benefits present the common/collective trust at fair value as well as an additional line item showing the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

New accounting pronouncement
The Financial Accounting Standards Board’s (“FASB”) Generally Accepted Accounting Principles (“GAAP”) Accounting Standards Codification™ (the “Codification”) became effective as the sole authoritative source of US GAAP.  This Codification was issued under Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” and reorganizes current GAAP for non-governmental entities into a topical index to facilitate accounting research and to provide users additional assurance that they have referenced all related literature pertaining to a given topic.  Financial statements issued for all interim and annual periods ending after September 15, 2009 must reference accounting guidance embodied in the Codification as opposed to referencing the prior authoritative pronouncements.

NOTE 3 - PLAN TERMINATION

The Company intends to continue the Plan indefinitely.  However, the Company has the right to amend or terminate the Plan at any time, but no amendment may affect the benefits participants have already accrued under the Plan.

NOTE 4 -  FAIR VALUE MEASURMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and is measured according to a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2009.

Money market funds:  Valued at the net asset value of shares held by the plan at year end.

Stable value fund and common and collective trusts:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded and through an independent market valuation for the ESOP portion of the Plan.

Participant loans:  Valued at their unpaid balance, which approximates fair value.

NOTE 4 -  FAIR VALUE MEASURMENTS, Continued

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below segregates all financial assets and liabilities as December 31, 2009 and 2008 that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date:

December 31, 2009

Assets	Total	Level 1	Level 2		Level 3
Money market funds	$234,577	$234,577	$		$
Stable value fund	92,975			92,975
Common and collective trusts
Equities:
Index	865,190			865,190
Balanced	151,398			151,398
Total common and collective trusts	1,016,588			1,016,588
First Reliance Bancshares, Inc. - common stock	749,117	639,682		109,435
Participant loans	87,492					87,492

Total assets at fair value	$2,180,749	$874,259		$1,218,998		$87,492

December 31, 2008

Assets	Total	Level 1	Level 2		Level 3
Money market funds	$308,565	$308,565	$		$
Stable value fund	70,757			70,757
Common and collective trusts	645,974			645,974
First Reliance Bancshares, Inc. - common stock	796,979	643,891		153,088
Participant loans	98,065					98,065

Total assets at fair value	$1,920,340	$952,456		$869,819		$98,065

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 and 2008:

	Participant Loans
Level 3 Assets	2009	2008
Balance, beginning of year	$98,065	$75,239
Purchases, sales, issuances and settlements - net	(10,573)	22,826
Balance, end of year	$87,492	$98,065

NOTE 5 INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2009 and 2008 are as follows:
	2009	2008
First Reliance Bancshares, Inc. Common Stock, 182,662 and 143,240 shares, respectively	$749,117	$796,979
Money Market Fund	234,550	308,565
S&P Midcap Index SL Series Fund - Class A, 5,936 shares	158,418	-
S&P Flagship SL Series Fund - Class A, 569 shares	128,954	-
Long US Treasury Index SL Series Fund Class A 9,494 shares	-	137,709

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $164,155.

NOTE 6 - CONCENTRATIONS OF RISKS

At December 31, 2009 and 2008, the Plan's assets included $749,117 and $769,979, respectively, in common stock of the Company.  This represents approximately 34% and 40% at December 31, 2009 and 2008, respectively, of total Plan assets.  Therefore, a significant portion of the fair value of Plan assets is subject to fluctuation in the price of the Company's common stock.

NOTE 7 - STABLE VALUE FUND

Pentegra Stable Value Fund is comprised of fully benefit-responsive contracts and is therefore valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The weighted average crediting rate of the Stable Value Fund was 2.79% and 3.28% for the years ended December 31, 2009 and 2008, respectively.  The average yields earned by the Plan based on the actual interest rates credited to participants were 2.70% and 3.26% for the years ended December 31, 2009 and 2008, respectively.

The following is a reconciliation of fair value per the financial statements to contract value:

	December 31,
	2009	2008
Net assets per the financial statements at contract value	$91,460	$71,368
Add (less) fair value adjustment	1,515	(611)

Net assets of the stable value fund per the financial statements at fair value	$92,975	$70,757

NOTE 8 - COMPANY STOCK

As an ESOP, The Plan investments include 25,450 shares of Company stock contributed by the Company.  The Company's legal counsel has determined that the Plan must comply with Section 401(a) 28 (c) of the Internal Revenue Code Section which provides that Company securities held by an ESOP, that are not readily tradable on an established securities market must be valued by an independent appraiser.  Company stock is traded on the Over The Counter Bulletin Board, which does not meet the definition of "readily tradable" per the Code section.  Therefore, the value of these shares has been estimated as of December 31, 2009 by an independent valuation specialist. Because of the inherent subjectivity in any valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the securities existed as defined by the Code section.  This difference could be material.

NOTE 8 - COMPANY STOCK, continued

Each Participant receiving a distribution of Company securities from the Trust Fund has the option to sell the Company Securities to the Company, at any time during two option periods, at the current fair value as reflected in the most current independent valuation.  The first option period runs for a period of 60 days commencing on the date of distribution of Company Securities to the Participant.  The second option period runs for a period of 60 days commencing in the next Plan Year after the new determination of the fair value of Company Securities by the Plan Administrator and notice to the Participant of the new fair value.  If a Participant (or Beneficiary) exercises his/her option, the Company must purchase the Company Securities at fair value upon specific terms.

The Plan also contains a 401(k) provision, which allows participants to obtain Company stock through salary deferrals.  Plan assets include 157,212 shares of Company stock acquired by participants through salary deferrals. Because these shares were acquired under the Plan's 401(k) provision, the Company's legal counsel has determined that they are not subject to the above code section.  Therefore, these shares have been valued at the quoted market price according to the Over The Counter Bulletin Board as of December 31, 2009.

NOTE 9 - ADMINISTRATIVE COSTS

All administrative costs and investment fees are paid by the Plan.  Administrative expenses totaled $9,920 for the year ended December 31, 2009.

NOTE 10 - FINANCIAL INSTRUMENTS

The Plan's investments are collateralized by the underlying securities owned by the funds.

NOTE 11 - TAX STATUS

The Company has obtained a favorable tax determination letter dated August 31, 2005 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan’s Administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 12 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock issued by the Company.  The Company is the Plan Sponsor, as defined by the Plan.  Furthermore, there have been no known prohibited transactions with parties-in-interest.

NOTE 13 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements at fair value	$2,200,446	$1,942,580
Less: benefits payable to participants	-	(17,181)
Less: employer contributions receivable	(5,052)	(5,377)
Less: employee contributions receivable	(14,645)	(16,863)

Net assets available for benefits per the Form 5500	$2,180,749	$1,903,159

NOTE 13 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500, continued

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2009:

Change in net assets available for benefits per the financial statements	$255,740
Add: benefits paid to participants during the current year that were accrued for Form 5500 at the end of the prior year	17,181
Add: change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,126
Add: change in employer contributions receivable	325
Add: change in employee contributions receivable	2,218

Net income per the Form 5500	$277,590

NOTE 14 – PLAN AMENDMENTS

The Plan has elected to implement an Automatic Contribution Agreement (“ACA”) effective for the 2009 Plan year.  Under the ACA provisions, the Company will automatically withhold 3% per pay period from new eligible employees’ compensation.  If the employee does not wish to defer the automatic deferred percentage, or the employee wishes to defer a percentage different from the automatic deferred percentage, the employee may make an alternative election within a reasonable amount of time.

NOTE 15 - SUBSEQUENT EVENT

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements.  Non-recognized subsequent events are events that provide evidence about condition that did not exist at the date of the statement of net assets available for benefits but arose after that date.  Management has reviewed events occurring through the date the financial statements were issued and noted the following event requiring disclosure.

Effective January 1, 2010, Plan members cannot make new elective deferrals into the FRB Stock Fund.  Any elective deferrals by Plan members still being directed into the FRB Stock Fund as of February 15, 2010 will be automatically redirected to the Plan’s Stable Value Fund.

Supplemental Schedule
FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
EIN 58-2463842
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2009

(a)	(b) Identity of issuer,	(c) Description of investment including	(d) Cost	(e) Current
	borrower, lessor,	maturity date, rate of interest, collateral,		value
	or similar party	par or maturity value

*	Various participant loans	Participant loans with varying maturities and interest rates ranging from 5.00% to 9.25%	**	$87,492

	Federated	Money Market Fund 27 shares		27

	State Street Global Advisors	Money Market Fund, 234,550 shares	**	234,550

	State Street Global Advisors	S&P Midcap Index SL Series Fund - Class A, 5,936 shares	**	158,418

	State Street Global Advisors	S&P Flagship SL Series Fund - Class A, 569 shares	**	128,954

	State Street Global Advisors	S&P Growth Index SL Fund Series A, 8,679 shares	**	93,964

	State Street Global Advisors	S&P Value Index SL Fund Series A, 7,495 shares	**	69,828

	State Street Global Advisors	Passive Bond Market Index SL Series Fund A, 3,378 shares	**	69,752

	State Street Global Advisors	Long US Treasury Index SL Series Fund Class A, 7,463 shares	**	94,615

	State Street Global Advisors	Aggressive Strategic Balanced SL Fund, 5,429 shares	**	61,044

	State Street Global Advisors	Moderate Strategic Balanced SL Fund, 3,546 shares	**	49,232

	State Street Global Advisors	Conservative Strategic Balanced SL Fund, 2,492 shares	**	41,122

	State Street Global Advisors	Daily EAFE Index SL Series Fund - Class T, 5,082 shares	**	90,183

	State Street Global Advisors	NASDAQ 100 Index Non-Lending Fund Series A, 5,885 shares	**	68,530

	State Street Global Advisors	Russell 2000 Index SL Series Fund - Class A, 4,244 shares	**	90,946

	State Street Global Advisors	Pentegra Stable Value Fund, 7,947 shares	**	92,975

*	Reliance Trust Co.	First Reliance Bancshares common stock, 157,212 shares	**	639,682

*	Reliance Trust Co.	First Reliance Bancshares common stock, 25,450 shares	**	109,435

				$2,180,749

*	Indicates a party-in-interest to the Plan

**	Cost information omitted due to participant-directed plan.

REQUIRED INFORMATION

Financial Statements

4.
In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2009 and 2008 are presented on pages 5 through 6.

Exhibits.

The following exhibits are filed with this statement:

Exhibit No.	Description

23.1	Consent of Elliott Davis, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST RELIANCE BANK EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 25, 2010	By:	/s/ Jeffrey A. Paolucci
Jeffrey A. Paolucci
Plan Administrator

Exhibit Index

Exhibit No.	Description

23.1	Consent of Elliott Davis, LLC.